Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 3, 2012

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Icahn Enterprises L.P.
Registration Statement on Form S-4
Filed September 5, 2012
File No. 333-183728 & -01 to -02

Dear Mr. Dobbie:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4 (File No. 333-183728) (the “Registration Statement”) of Icahn Enterprises L.P., a Delaware limited partnership (the “Icahn Enterprises”), Icahn Enterprises Finance Corp., a Delaware corporation (“Icahn Enterprises Finance”) and Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings” and, together with Icahn Enterprises and Icahn Enterprises Finance, the “Company”), in your letter dated September 19, 2012 (the “Comment Letter”).

We are writing to respond to the comments contained in the Comment Letter and to indicate that changes have been made in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, your comments are set forth in this letter in bold italics, followed by our responses.

General

1.	We note that you are registering the offering of 8% Senior Notes Due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Justin Dobbie

United States Securities and Exchange Commission

October 3, 2012

Exhibit 5.1

2.	Refer to the second paragraph on page 2. The language “but without our having made any special investigation as to the applicability of any specific law, rule or regulation” is an inappropriate limitation on the scope of the legality opinion. Please have counsel revise accordingly.

The opinion of Proskauer Rose LLP has been revised to address the Staff’s comment. Please see Exhibit 5.1 to Amendment No. 1.

In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen, Esq.
Julie M. Allen, Esq.

Enclosures

cc:	Daniel A. Ninivaggi (Icahn Enterprises L.P.)